UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on November 10, 2015: Navigator Holdings Ltd. Preliminary Third Quarter 2015 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY THIRD QUARTER 2015 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $78.2 million for the three months ended September 30, 2015.

•	Net income was $22.7 million for the three months ended September 30, 2015 or an earnings per share of $0.41.

•	Navigator Aries was in dock for repairs throughout the entire quarter, following her collision in June 2015. Had Navigator Aries been operating at the contractual charter rate for the quarter, earnings would have been increased by $0.05.

•	Successfully completed the sale of one of our older vessels, Navigator Mariner, on August 3, 2015 for $32.6 million in cash.

•	EBITDA[1] increased 3.5% to $44.0 million for the three months ended September 30, 2015 notwithstanding Navigator Aries being out of service, and the sale of Navigator Mariner.

•	During the quarter, we took delivery of further newbuilding vessel, Navigator Centauri, taking our total fleet to 28 vessels on the water at September 30, 2015. Since the quarter end, Navigator Ceres was delivered.

•	An existing order book of 8 semi-refrigerated gas carrier newbuildings, for delivery between January 2016 and March 2017.

A Form 6-K with detailed information on the third quarter 2015 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release.

[1]	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. See Appendix A below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

Tomorrow, Wednesday, November 11, 2015, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Wednesday, November 18, 2015 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 37 semi- or fully-refrigerated liquefied gas carriers, including eight newbuildings scheduled for delivery by March 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our eight newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2014	September 30, 2015
	(in thousands)
Assets

Current assets
Cash and cash equivalents	$62,526	$107,360
Accounts receivable, net	7,195	10,214
Accrued income	3,642	2,376
Prepaid expenses and other current assets	6,323	8,001
Inventories	4,811	3,766
Insurance recoverable	—	10,806

Total current assets	84,497	142,523

Non-current assets
Long-term accounts receivable	198	198
Vessels in operation, net	1,145,066	1,223,311
Vessels under construction	131,345	141,384
Property, plant and equipment, net	284	269
Deferred finance costs, net	9,066	7,382

Total assets	$1,370,456	$1,515,067

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$59,754
Accounts payable	6,448	4,226
Accrued expenses and other liabilities	5,312	6,732
Accrued interest	3,012	5,978
Deferred income	7,095	5,602

Total current liabilities	80,217	82,292

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	429,885
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	554,885

Total liabilities	564,726	637,177

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	586,031
Accumulated other comprehensive loss	(254)	(330)
Retained earnings	220,623	291,635

Total stockholders’ equity	805,730	877,890

Total liabilities and stockholders’ equity	$1,370,456	$1,515,067

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2014	2015	2014	2015
Revenues
Operating revenue	$80,612	$78,215	$226,501	$236,553

Expenses
Address and brokerage commissions	1,765	1,655	5,011	5,191
Voyage expenses	13,818	9,187	35,875	27,362
Charter-in costs	2,097	—	6,297	—
Vessel operating expenses	17,623	20,379	52,717	57,692
Depreciation and amortization	11,532	12,949	33,727	38,860
General and administrative costs	2,415	2,742	7,699	8,096
Other corporate expenses	367	781	1,749	2,314
Profit from sale of vessel	—	(550)		(550)

Total operating expenses	49,617	47,143	143,075	138,965

Operating income	30,995	31,072	83,426	97,588

Other income/(expense)
Interest expense	(7,274)	(8,302)	(22,943)	(24,258)
Write off of deferred financing costs	—	—	—	(1,797)
Interest income	10	59	227	89

Income before income taxes	23,731	22,829	60,170	71,622
Income taxes	(72)	(160)	(505)	(610)

Net income	$23,659	$22,669	$60,205	$71,012

Earnings per share:
Basic:	$0.43	$0.41	$1.09	$1.28
Diluted:	$0.43	$0.41	$1.09	$1.28

Weighted average number of shares outstanding:
Basic:	55,339,113	55,363,467	55,334,454	55,358,837
Diluted:	55,566,168	55,741,907	55,475,844	55,694,039

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30, 2014	Nine months ended September 30, 2015
	(in thousands)	(in thousands)

Cash flows from operating activities
Net income	$60,205	$71,012

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	33,727	38,860
Payment of drydocking costs	(5,117)	(7,023)
Amortization of share-based compensation	782	1,223
Amortization of deferred financing costs	2,130	4,083
Unrealized foreign exchange	(11)	(69)
Profit on sale of vessel	—	(550)
Changes in operating assets and liabilities
Accounts receivable	5,639	(3,018)
Inventories	(22)	1,044
Accrued income and prepaid expenses and other current assets	(1,313)	(935)
Accounts payable, accrued interest and other liabilities	(2,273)	672

Net cash provided by operating activities	93,747	105,299

Cash flows from investing activities
Payment to acquire vessels	(648)	(2,076)
Payment for vessels under construction	(93,462)	(161,300)
Purchase of other property, plant and equipment	(113)	(94)
Receipt of shipyard penalty payments	—	1,276
Insurance recoveries	—	391
Proceeds from sale of vessel net of costs	—	31,958

Net cash used in investing activities	(94,223)	(129,845)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	126,550
Direct financing costs of secured term loan facilities	(450)	(2,399)
Repayment of secured term loan facilities	(166,188)	(54,771)
Issuance costs of stock	(338)	—

Net cash (used in) / provided by financing activities	(136,976)	69,380

Net (decrease) / increase in cash and cash equivalents	(137,452)	44,834

Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$57,288	$107,360

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$19,184	$18,925

Total tax paid during the period	$396	$491

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2014	2015	2014	2015

Net income	$23,659	$22,669	$60,205	$71,012
Net interest expense	7,264	8,243	22,176	25,966
Income taxes	72	160	505	610
Depreciation and amortization	11,532	12,949	33,727	38,860

EBITDA	$42,527	$44,021	$117,153	$136,448

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 10, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer